EXHIBIT 4.3

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of the capital stock of Sunworks, Inc., as set forth in our Amended and Restated Certificate of Incorporation, as amended, or our Charter, and our Bylaws. References to “we,” “us,” or “our” refer to Sunworks, Inc. This summary does not purport to be complete and is qualified in its entirety by reference to our Charter and Bylaws, copies of which have been filed as exhibits to our public filings with the Securities and Exchange Commission.

Common Stock

General. We may issue shares of our common stock from time to time. We are authorized to issue 200,000,000 shares of common stock, par value $0.001 per share.

Dividend Rights. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote at a meeting of stockholders and do not have cumulative voting rights.

No Preemptive or Similar Rights. Our common stock is not entitled to preemptive rights, and is not subject to redemption. There are no sinking fund provisions applicable to our common stock.

Conversion. Our common stock is not convertible into any other shares of our capital stock.

Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of claims of creditors.

Preferred Stock

Pursuant to the terms of our Charter, our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders.

On January 9, 2015, we filed two Certificates of Designations, Preferences, and Rights, for Series A Preferred Stock and Series B Preferred Stock with the Secretary of State of the State of Delaware, or the Certificates of Designations, establishing the rights, preferences, privileges, qualifications, restrictions and limitations relating to 4,400 shares of our Series A Convertible Preferred Stock, par value $0.001 per share, and 1,700,000 shares of our Series B Preferred Stock, par value $0.001 per share. As of March 30, 2020, there are no shares of our preferred stock outstanding.

Delaware Law and Certain Charter and Bylaw Provisions

The provisions of Delaware law, as well as certain terms of our Charter and Bylaws, may have the effect of delaying, deferring or discouraging another person from acquiring control of us by means of a tender offer, a proxy contest or otherwise, or removing incumbent officers and directors. These provisions, some of which are summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage any person seeking to acquire control of us to first negotiate with our board of directors.

Delaware Law. We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date such stockholder became an “interested stockholder.” A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did, prior to the determination of interested stockholder status, own, 15% or more of the corporation’s outstanding voting stock.

Charter and Bylaw Provisions. Each of our Charter and Bylaws include a number of other provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or our management, including the following:

●	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, to issue up to additional 5,000,000 shares of preferred stock with rights and preferences designated from time to time by our board of directors.

●	No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our Charter provides otherwise. Our Charter does not provide for cumulative voting.

●	Size of Board and Vacancies. Our Charter and Bylaws provide that the exact number of directors on our board of directors shall be not less than one (1) nor more than fifteen (15) as fixed from time to time by resolution by a majority of our board of directors. Newly created directorships resulting from any increase in our authorized number of directors, and any vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, will generally be filled by a majority of our board of directors then in office.